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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

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                               AMENDMENT NO. 1
                                      to
                                 SCHEDULE 13E-4
                         Issuer Tender Offer Statement
     (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                        CASH AMERICA INTERNATIONAL, INC.
                                (Name of issuer)

                        CASH AMERICA INTERNATIONAL, INC.
                      (Name of person(s) filing statement)

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                    Common Stock, par value $0.10 per share
                         (Title of class of securities)

                                  14754D 10 0
                     (CUSIP number of class of securities)

                                Hugh A. Simpson
                 Vice President - General Counsel and Secretary
                        Cash America International, Inc.
                            1600 West Seventh Street
                            Fort Worth, Texas 76102
                                 (817) 335-1100
 (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

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                                     COPY TO:
                               L.  Steven Leshin
                Jenkens & Gilchrist, a Professional Corporation
                                   Suite 3200
                                1445 Ross Avenue
                              Dallas, Texas 75202
                                 (214) 855-4500

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                               November 18, 1996
     (Date tender offer first published, sent or given to security holders)

                           CALCULATION OF FILING FEE

      TRANSACTION VALUATION*                       AMOUNT OF FILING FEE
          $38,250,000                                     $7,650

* Calculated solely for purposes of determining the filing fee, based upon the purchase of 4,500,000 shares at the maximum tender offer price per share of $8.50.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A                                 Filing Party: N/A

Form or Registration No.: N/A                               Date Filed: N/A

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         This Amendment No. 1 amends and supplements the Issuer Tender Offer Statement on Schedule 13E-4 (the "Statement") relating to the tender offer by Cash America International, Inc., a Texas corporation (the "Company"), to purchase up to 4,500,000 shares of its common stock, par value $0.10 per share (the "Shares"), at prices, net to the seller in cash, not greater than $8.50 nor less than $7.00 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 18, 1996 (the "Offer to Purchase") and the related Letter of Transmittal (which, as they may be amended from time to time, are herein collectively referred to as the "Offer"). Copies of the Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2), respectively, to the Statement.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

(a)(11)               Form of first Press Release issued by the Company dated
                      December 18, 1996.

(a)(12)               Form of second Press Release issued by the Company dated
                      December 18, 1996.

                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    CASH AMERICA INTERNATIONAL, INC.

                                    By: /s/ Hugh A. Simpson
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                                    Name:   Hugh A. Simpson
                                          -------------------------------------
                                    Title:  Vice President - General Counsel
                                            and Secretary
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Dated: December 18, 1996

                               INDEX TO EXHIBITS

ITEM                  DESCRIPTION
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(a)(11)               Form of first Press Release issued by the Company dated
                      December 18, 1996.

(a)(12)               Form of second Press Release issued by the Company dated
                      December 18, 1996.